SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31850]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

September 25, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of September 2015. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on October 20, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Chief Counsel's Office at (202) 551-6821, SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Carlyle Select Trust [File No. 811-22928]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 18, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $28,291 incurred in connection with the liquidation were paid by applicant's investment adviser and fund administrator.

Filing Dates: The application was filed on September 4, 2015.

Applicant's Address: 520 Madison Avenue, 38th Floor, New York, New York 10022

Daily Income Fund [File No. 811-08312]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 28, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $18,500 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on September 8, 2015.

Applicant's Address: 1411 Broadway, 28th Floor, New York, New York 10018.

California Daily Tax Free Income Fund Inc. [File No. 811-04922]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 30, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $53,350 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on September 8, 2015.

Applicant's Address: 1411 Broadway, 28th Floor, New York, New York 10018.

Oppenheimer Currency Opportunities Fund [File No. 811-22399]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 1, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. The applicant states that it did not incur any expenses in connection with the liquidation.

Filing Dates: The application was filed on September 15, 2015.

Applicant's Address: 6803 S. Tucson Way, Centennial, Colorado 80112.

Ares Multi-Strategy Credit Fund, Inc. [File No. 811-22812]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Ares Dynamic Credit Allocation Fund, Inc., and on August 31, 2015, made a final distribution to its shareholders based on net asset value. Expenses of $864,442 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Dates: The application was filed on September 23, 2015.

Applicant's Address: 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary